UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

iCAD, Inc.
(Name of Subject Company) (Issuer) and Filing Person (Offeror)

Options to Purchase Common Stock, Par Value $.01 Per Share
(Title of class of securities)

Not Applicable*
(CUSIP number of class of securities)

Kenneth Ferry
Chief Executive Officer and President
iCAD, Inc.
4 Townsend West, Suite 17
Nashua, NH 03603
(603) 882-5200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copy To:

Robert J. Mittman, Esq.
Ethan Seer, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
Telephone: (212) 885-5000
Facsimile: (212) 885-5001

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$ 1,740,514	$186.24

(1)
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,692,065 shares of common stock of iCAD, Inc. having an aggregate value of $1,740,514 as of September 19, 2006, will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee equals $107.00 per $1 million of the transaction value and is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended and fee rate advisory no. 5 for fiscal year 2006.

☐
Check the box if any part of the fee is offset as provided by Rule 0-ll(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable

Form or Registration No. Not applicable.

Filing Party: Not applicable.

Dated Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*There is no trading market or CUSIP Number for the options. The CUSIP Number for the Common Stock underlying the options is 44934S 10 7.

Item 1. Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated September 22, 2006 (“Offer to Exchange”), attached hereto as Exhibit (a)(1) is incorporated herein by reference.

Item 2. Subject Company Information.

(a)
The name of the issuer is iCAD, Inc., a Delaware corporation (the “Company”) and the address of its principal executive office is 4 Townsend West, Suite 17, Nashua, NH 03603. The telephone number at that address is (603) 882-5200. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning iCAD”) is incorporated herein by reference.

(b)
This Tender Offer Statement on Schedule TO relates to an offer by the Company, to its employees (which includes employees of majority-owned or wholly-owned subsidiaries of the Company) and members of the Board of Directors (“Directors”) of the Company and certain consultants to the Company (“Consultants”), to exchange all options to purchase shares of its common stock, par value $.01 per share (“Common Stock”) outstanding under the Company’s, 2001 Stock Option Plan (the “2001 Plan”), the 2002 Stock Option Plan (the “2002 Plan”), 2004 Stock Incentive Plan (the “2004 Plan”), the Intelligent Systems Software, Inc. 2001 Stock Option Plan and certain non-plan options previously granted by the Company in connection with its acquisition of Qualia Computing, Inc. and its subsidiary, CADx Systems, Inc. (the “Non-Plan Options”), having an exercise price in excess of $2.00 (the “Eligible Options”), for new options (the “New Options”) in the amounts and on the terms and conditions set forth in the Offer to Exchange. As of September 22, 2006 there were Eligible Options to purchase 1,692,065 shares of the Company’s Common Stock outstanding and eligible for tender pursuant to the Offer to Exchange.

The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Eligible Options tendered and accepted by the Company for cancellation pursuant to the Offer to Exchange. In order to be eligible for the New Options, a participant who is an employee of the Company or its majority-owned or wholly-owned subsidiaries or a Director of the Company or a Consultant to the Company must continue to be an employee or Director or Consultant from the date set for cancellation and purchase of the Options by the Company through the date of grant of the New Options. The information set forth in the Offer to Exchange on the introductory pages and under “Summary Term Sheet,” Section 2 (“Number of Eligible Options; Expiration Date”), Section 6 (“Acceptance of Eligible Options for Cancellation and Repurchase; Issuance of New Options”) and Section 9 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c)	The information set forth in the Offer to Exchange under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)
The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Eligibility”), Section 2 (“Number of Eligible Options; Expiration Date”), Section 4 (“Procedures for Electing to Exchange Eligible Options”), Section 5 (Change in Election/“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Cancellation and Repurchase; Issuance of New Options”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of New Options”), Section 12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material Federal Income Tax Consequences”) and Section 15 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b)
Directors and officers of the Company are eligible to participate in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Agreements Concerning the Eligible Options”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)
The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Agreements Concerning the Eligible Options”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

(b)
The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Eligible Options for Cancellation and Repurchase; Issuance of New Options”) and Section 12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)	Not Applicable.

Item 7. Source and Amount of Funds or Other Consideration.

(a)
The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of New Options”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(d)	Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)
The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Agreements Concerning the Eligible Options”) is incorporated herein by reference.

(b)
The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Agreements Concerning the Eligible Options”) and in Schedule A of the Offer to Exchange is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)	Not applicable.

Item 10. Financial Statements.

(a)
The information set forth in the Offer to Exchange under Section 10 (“Information Concerning iCAD”), pages 61 to 90 of the Company's Annual Report on Form 10-K for the year ended December 31, 2005 ("Annual Report"), and pages 4 to 11 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (“Quarterly Report”) is incorporated herein by reference.

(b)	Not applicable.

Item 11.  Additional Information.

(a)
The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Agreements Concerning the Eligible Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Not applicable.

Item 12. Exhibits.

(a)	(1)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated September 22, 2006.

(2)	Memorandum from Kenneth Ferry, Chief Executive Officer of iCAD, Inc., to iCAD, Inc. eligible employees, Directors and Consultants dated September 22, 2006.

(3)	Form of Letter of Transmittal.

(4)	Form of Notice of Withdrawal from the Offer.

(5)	Form of Confirmation of Receipt of Notice of Withdrawal.

(6)	iCAD, Inc. Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission (“SEC”) on March 31, 2006 (incorporated herein by reference).

(7)	iCAD, Inc. Quarterly Report on Form 10-Q for the Quarter ended June 30, 2006, filed with the SEC on August 14, 2006 (incorporated herein by reference).

(8)	Form of email communication to the Company’s employees and directors.

(b)	Not applicable.

(d)	(1)	iCAD, Inc. 2001 Plan (incorporated by reference to Annex A of the Company’s proxy statement on Schedule 14-A filed with the SEC on June 29, 2001).

(2)	iCAD, Inc.’s 2002 Plan (incorporated by reference to Annex F to the Company’s Registration Statement on Form S-4 (File No. 333-86454)

(3)	iCAD, Inc.’s 2004 Stock Incentive Plan (incorporated by reference to Exhibit B to the Company’s definitive proxy statement on Schedule 14A filed with the SEC on May 28, 2004).

(4)	Intelligent Systems Software, Inc.’s 2001 Stock Option Plan.

(5)	Form of Non-Plan Options.

(6)
Revolving Loan and Security Agreement, and Convertible Revolving Credit Promissory Note between Robert Howard and the Company dated October 26, 1987 (the "Loan Agreement") (incorporated by reference to Exhibit 10 to the Company's Report on Quarterly Report on Form 10-Q for the quarter ended September 30, 1987).

(7)
Letter Agreement dated June 28, 2002, amending the Revolving Loan and Security Agreement, and Convertible Revolving Credit Promissory Note between Robert Howard and the Company dated October 26, 1987 (incorporated by reference to Exhibit 10(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002).

(8)	Form of Security Agreements between the Company and Mr. Robert Howard (incorporated by reference to Exhibit 10(f) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998).

(9)
Addendum No. 17, extending the Revolving Loan and Security Agreement, and Convertible Revolving Credit Promissory Note between Robert Howard and the Company dated October 26, 1987 (incorporated by reference to Exhibit 10(k) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005).

(10)
Addendum No. 18 to the Revolving Loan and Security Agreement, and Convertible Revolving Credit Promissory Note between Robert Howard and the Company dated October 26, 1987 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

(11)	Form of Option Agreement under the Company’s 2001 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004);

(12)	Form of Option Agreement under the Company’s 2002 Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004);

(13)
Form of Option Agreement under the Company’s 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iCAD, INC.

/s/ Kenneth Ferry
Kenneth Ferry
Chief Executive Officer and President

Date: September 22, 2006

INDEX TO EXHIBITS

Exhibit Number		Description

(a)	(1)	Offer to Exchange, Certain Outstanding Options to Purchase Common Stock dated September 22, 2006.

	(2)	Memorandum from Kenneth Ferry, Chief Executive Officer of iCAD, Inc., to iCAD, Inc. eligible employees, Directors and Consultants dated September 22, 2006.

	(3)	Form of Letter of Transmittal.

	(4)	Form of Notice of Withdrawal from the Offer.

	(5)	Form of Confirmation of Receipt of Notice of Withdrawal.

	(6)	iCAD, Inc. Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 31, 2006 (incorporated herein by reference).

	(7)	iCAD, Inc. Quarterly Report on Form 10-Q for the Quarter ended June 30, 2006, filed with the SEC on August 14, 2006 (incorporated herein by reference).

(8)	Form of email communication to the Company’s employees and directors.

(b)	Not applicable

(d)	(1)	iCAD, Inc. 2001 Stock Option Plan (incorporated by reference to Annex A of the Company’s proxy statement on Schedule 14-A filed with the SEC on June 29, 2001).
	(2)	iCAD, Inc.’s 2002 Stock Option Plan (incorporated by reference to Annex F to the Company’s Registration Statement on Form S-4 (File No. 333-86454).
	(3)	iCAD, Inc.’s 2004 Stock Incentive Plan (incorporated by reference to Exhibit B to the Company’s definitive proxy statement on Schedule 14A filed with the SEC on May 28, 2004).

	(4)	Intelligent Systems Software, Inc.’s 2001 Stock Option Plan.

	(5)	Form of Non-Plan Options.
(6)

Revolving Loan and Security Agreement, and Convertible Revolving Credit Promissory Note between Robert Howard and the Company dated October 26, 1987 (the "Loan Agreement") (incorporated by reference to Exhibit 10 to the Company's Report on Form 10-Q for the quarter ended September 30, 1987).

(7)

Letter Agreement dated June 28, 2002, amending the Revolving Loan and Security Agreement, and Convertible Revolving Credit Promissory Note between Robert Howard and the Company dated October 26, 1987 (incorporated by reference to Exhibit 10(b) to the Company's Report on Form 10-K for the year ended December 31, 2002).

	(8)	Form of Security Agreements between the Company and Mr. Robert Howard (incorporated by reference to Exhibit 10(f) to the Company’s Report on Form 10-K for the year ended December 31, 1998).
(9)

Addendum No. 17, extending the Revolving Loan and Security Agreement, and Convertible Revolving Credit Promissory Note between Robert Howard and Company dated October 26, 1987 (incorporated by reference to Exhibit 10(k) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005).

(10)

Addendum No. 18 to the Revolving Loan and Security Agreement, and Convertible Revolving Credit Promissory Note between Robert Howard and the Company dated October 26, 1987 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

	(11)	Form of Option Agreement under the Company’s 2001 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2004).
	(12)	Form of Option Agreement under the Company’s 2002 Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2004).
(13)

Form of Option Agreement under the Company’s 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2004).

(g)	Not applicable.

(h)	Not applicable.